                                                                 Exhibit (99)(c)

                         EMIRATES CMS POWER COMPANY PJSC

                              FINANCIAL STATEMENTS

                   AS OF 31 DECEMBER 2005 AND 2004 AND FOR THE
                   YEARS ENDED 31 DECEMBER 2005, 2004 AND 2003

REPORT OF INDEPENDENT AUDITORS

TO THE BOARD OF DIRECTORS OF

EMIRATES CMS POWER COMPANY PJSC

We have audited the accompanying balance sheets of Emirates CMS Power Company Private Joint Stock Company as of 31 December 2005 and 2004 and the related statements of income, cash flows and stockholders' equity for each of the three years in the period ended 31 December 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of 31 December 2005 and 2004, and the results of its operations and its cash flows for each of the three years in the period ended 31 December 2005 in conformity with US generally accepted accounting principles.

/s/ ERNST & YOUNG

Abu Dhabi, United Arab Emirates
March 22, 2006

Emirates CMS Power Company PJSC

BALANCE SHEETS
31 December 2005 and 2004

                                                                    2005        2004
                                                         Notes    AED '000    AED '000
                                                         -----   ---------   ---------
ASSETS
CURRENT ASSETS
Cash and cash equivalents                                           69,913     160,977
Prepayments and other current assets                        4       12,479      25,975
Amounts due from related parties                            5       65,844      65,719
Advance to Al Taweelah Shared Facilities Company LLC        6        1,747       1,747
Inventories                                                 7      166,426     162,647
                                                                 ---------   ---------
Total current assets                                               316,409     417,065
                                                                 ---------   ---------

NON-CURRENT ASSETS
Advance to Al Taweelah Shared Facilities Company LLC        6       30,564      32,311
Other long term asset                                      13       34,752      37,331
Investment                                                  9          178         178
Property, plant and equipment, net                          8    2,113,570   2,176,640
Intangible asset, net                                      10      100,794     103,757
                                                                 ---------   ---------
                                                                 2,279,858   2,350,217
                                                                 ---------   ---------
TOTAL ASSETS                                                     2,596,267   2,767,282
                                                                 =========   =========

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES
Trade accounts payable                                              18,896       7,850
Amounts due to related parties                             11        2,373       2,841
Accruals and other liabilities                             12      178,006     264,764
Current portion of long-term debt                          13       59,989      60,289
Current portion of Islamic Ijara debt                      14       23,192      23,308
Current portion of loans from shareholders                 15       49,425     148,875
                                                                 ---------   ---------
Total current liabilities                                          331,881     507,927
                                                                 ---------   ---------

NON-CURRENT LIABILITIES
Asset retirement obligation                                 3       17,503      16,512
Loans from shareholders                                    15           --      49,425
Long-term debt                                             13    1,263,329   1,323,318
Islamic Ijara debt                                         14      488,400     511,592
                                                                 ---------   ---------
                                                                 1,769,232   1,900,847
                                                                 ---------   ---------
TOTAL LIABILITIES                                                2,101,113   2,408,774
                                                                 ---------   ---------

STOCKHOLDERS' EQUITY
Share capital (ordinary shares, AED 10 par value,
   authorised, issued and outstanding 41,324,000
   shares)                                                 16      413,240     413,240
Retained earnings (accumulated losses)                     16       70,171     (69,938)
Accumulated other comprehensive income                     19       11,743      15,206
                                                                 ---------   ---------
TOTAL STOCKHOLDERS' EQUITY                                         495,154     358,508
                                                                 ---------   ---------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                       2,596,267   2,767,282
                                                                 =========   =========

The attached notes 1 to 22 form part of these financial statements.

Emirates CMS Power Company PJSC

INCOME STATEMENTS
Years ended 31 December 2005, 2004 and 2003

                                                            2005       2004       2003
                                                  Notes   AED '000   AED '000   AED '000
                                                  -----   --------   --------   --------
Revenue from a related party                               383,615    366,023    363,564
                                                          --------   --------   --------

Cost of sales
   Contractors' staff costs                                (16,887)   (17,009)   (14,149)
   Repairs, maintenance and consumables used               (57,680)   (62,357)   (47,095)
   Depreciation                                            (63,493)   (63,336)   (63,591)
   Amortisation of intangible asset                 10      (2,963)    (2,963)    (2,963)
                                                          --------   --------   --------
                                                          (141,023)  (145,665)  (127,798)
                                                          --------   --------   --------

GROSS PROFIT                                               242,592    220,358    235,766

Administrative and other operating expenses         21      (8,273)    (8,696)    (8,087)
                                                          --------   --------   --------

INCOME FROM OPERATIONS                                     234,319    211,662    227,679

Financing cost                                            (140,341)  (122,109)  (119,730)
Accretion expense                                             (991)    (1,109)      (872)
Interest income                                              2,984      2,209        784
Changes in fair value of derivative instruments     19      63,647     22,322     55,867
Gain on exchange                                            10,991      5,452        534
Other income                                                    --         --        550
                                                          --------   --------   --------

NET INCOME BEFORE CUMULATIVE
   EFFECT OF CHANGE IN ACCOUNTING PRINCIPLES               170,609    118,427    164,812
Cumulative effect of change in accounting for
   asset retirement obligation                                  --         --     (1,165)
                                                          --------   --------   --------
NET INCOME                                                 170,609    118,427    163,647
                                                          ========   ========   ========

The attached notes 1 to 22 form part of these financial statements.

Emirates CMS Power Company PJSC

STATEMENTS OF CASH FLOWS
Years ended 31 December 2005, 2004 and 2003

                                                                      2005       2004       2003
                                                                    AED '000   AED '000   AED '000
                                                                    --------   --------   --------
OPERATING ACTIVITIES
Net income                                                           170,609    118,427    163,647
Adjustments to reconcile net income
   to net cash provided by operating activities:
   Depreciation and amortisation of intangible asset                  66,456     66,299     66,554
   Accretion expense                                                     991      1,109        872
   Changes in fair value of derivative instruments                   (63,647)   (22,322)   (55,867)
   Reclassification from accumulated other comprehensive
      income to earnings of cash flow hedges                          (3,463)    (3,627)    (3,791)
   Cumulative effect of change in accounting principles                   --         --      1,165
   Loss on disposal of property, plant and equipment                      67         --         14
   Changes in assets and liabilities:
      (Increase) decrease in inventories                              (3,779)     4,087     (6,487)
      Increase in amounts due from related parties                      (125)   (26,920)      (813)
      Decrease (increase) in prepayments and other current assets      5,749     (5,809)    (5,644)
      (Decrease) increase in accounts payable and accruals and
         due to related parties                                       (2,207)   (50,329)     8,652
                                                                    --------   --------   --------
Net cash provided by operating activities                            170,651     80,915    168,302
                                                                    --------   --------   --------

INVESTING ACTIVITIES
Purchase of property, plant and equipment                               (490)      (537)    (1,299)
Adjustment relating to refund of purchases                                --      2,773         --
Recovery of advance to
   Al Taweelah Shared Facilities Company LLC                           1,747      1,747      1,669
                                                                    --------   --------   --------
Net cash provided by investing activities                              1,257      3,983        370
                                                                    --------   --------   --------

FINANCING ACTIVITIES
Dividends paid                                                       (30,500)   (40,700)   (73,800)
Long term debt refinancing fees paid                                      --    (32,158)    (5,173)
Repayment of loans from shareholders                                (148,875)   (61,700)   (12,000)
Repayment of long-term debt                                          (60,289)  (444,563)   (81,677)
(Repayment) receipt of Islamic Ijara debt                            (23,308)   534,900         --
                                                                    --------   --------   --------
Net cash used in financing activities                               (262,972)   (44,221)  (172,650)
                                                                    --------   --------   --------

(DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS                     (91,064)    40,677     (3,978)

Cash and cash equivalents at the beginning of the year               160,977    120,300    124,278
                                                                    --------   --------   --------
CASH AND CASH EQUIVALENTS AT THE END OF THE YEAR                      69,913    160,977    120,300
                                                                    ========   ========   ========

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Cash paid during the year for interest                               143,804    168,175    117,034
Cash received during the year for interest                             2,984      2,209        784

The attached notes 1 to 22 form part of these financial statements.

Emirates CMS Power Company PJSC

STATEMENTS OF STOCKHOLDERS' EQUITY
Years ended 31 December 2005, 2004 and 2003

                                                                                          Accumulated
                                                                             Retained        other
                                                                             earnings       compre-
                                                                  Share    (accumulated     hensive
                                                                 capital      losses)        income       Total
                                                                AED '000     AED '000       AED '000    AED '000
                                                                --------   ------------   -----------   --------
Balance at 1 January 2003                                        413,240     (237,512)      22,624      198,352
Comprehensive income:
   Net income for the year                                            --      163,647           --      163,647
   Reclassification to earnings of cash flow hedges (note 19)         --           --       (3,791)      (3,791)
                                                                                                        -------
Comprehensive income                                                                                    159,856
                                                                                                        -------
Dividends paid                                                        --      (73,800)          --      (73,800)
                                                                 -------     --------       ------      -------
Balance at 31 December 2003                                      413,240     (147,665)      18,833      284,408
Comprehensive income:
   Net income for the year                                            --      118,427           --      118,427
   Reclassification to earnings of cash flow hedges (note 19)         --           --       (3,627)      (3,627)
                                                                                                        -------
Comprehensive income                                                                                    114,800
                                                                                                        -------
Dividends paid (note 16)                                              --      (40,700)          --      (40,700)
                                                                 -------     --------       ------      -------
Balance at 31 December 2004                                      413,240      (69,938)      15,206      358,508
Comprehensive income:
   Net income for the year                                            --      170,609           --      170,609
   Reclassification to earnings of cash flow hedges (note 19)         --           --       (3,463)      (3,463)
                                                                                                        -------
Comprehensive income                                                                                    167,146
                                                                                                        -------
Dividends paid (note 16)                                              --      (30,500)          --      (30,500)
                                                                 -------     --------       ------      -------
Balance at 31 December 2005                                      413,240       70,171       11,743      495,154
                                                                 =======     ========       ======      =======

The attached notes 1 to 22 form part of these financial statements.

Emirates CMS Power Company PJSC

NOTES TO THE FINANCIAL STATEMENTS
Years ended 31 December 2005, 2004 and 2003

1    ACTIVITIES

Emirates CMS Power Company PJSC ("the Company") is a private joint stock company registered and incorporated in the United Arab Emirates and is engaged in the generation of electricity and the production of desalinated water for supply into the Abu Dhabi grid. The Company is 60% owned by Emirates Power Company PJSC, a subsidiary of Abu Dhabi Water & Electricity Authority ("ADWEA"), and 40% owned by CMS Generation Taweelah Limited.

The Company has a management operation and maintenance agreement with Taweelah A2 Operating Company, a related party, whereby the latter has undertaken to manage the day-to-day operations and maintain the Company's plant. The Company has entered into a power and water purchase agreement with Abu Dhabi Water and Electricity Company ("ADWEC"), a related party, (a wholly-owned subsidiary of ADWEA). Under the agreement, the Company undertakes to make available, and ADWEC undertakes to purchase, the entire net capacity and output of the plant until October 2021 in accordance with various agreed terms and conditions. The output payments cover variable operation and maintenance costs and fuel efficiency bonuses or penalty for actual output. Natural gas fuel is supplied by ADWEC at no cost.

The Company's registered head office is P O Box 47688, Abu Dhabi, United Arab Emirates. At 31 December 2005 and 2004 there were no staff employed by the Company.

2    BASIS OF PRESENTATION

Although at 31 December 2005 the Company's current liabilities exceeded its current assets by AED 15,472,000 (2004: AED 90,862,000), the financial statements have been prepared on a going concern basis in view of the credit facilities available from the bankers. Further, the negative fair value of derivatives amounting to AED 157 million (2004: AED 230.6 million) included within current liabilities (note 12) will not significantly affect the Company's cash flow in the foreseeable future.

3    SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PREPARATION

The financial statements are prepared on the basis of U.S. generally accepted accounting principles and applicable requirements of United Arab Emirates Law and are presented in United Arab Emirates Dirhams ("AED").

ESTIMATES AND ASSUMPTIONS

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect reported amounts and related disclosures. Actual results could differ from those estimates.

REVENUE RECOGNITION

Revenue represents the sale of water desalination and electricity generation services comprised of the available capacity and variable output to ADWEC during the year. Revenues are recognised when services are provided. Unbilled revenues are based on estimated quantities of potable water and kilowatts of electricity delivered or made available during the year but not yet billed. These estimates are generally based on contract data and preliminary throughput and allocation measurements.

Emirates CMS Power Company PJSC

NOTES TO THE FINANCIAL STATEMENTS
Years ended 31 December 2005, 2004 and 2003

3    SIGNIFICANT ACCOUNTING POLICIES continued

PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment is stated at historical cost less accumulated depreciation and any impairment in value. The Company capitalises all construction-related direct labour and material costs as well as indirect construction costs. Indirect construction costs include engineering and the cost of funds during the construction phase. The cost of renewals and betterments that extend the useful life of the property, plant and equipment are capitalised. The cost of repairs, spare parts and major maintenance that do not extend the useful life or increase the expected output of property, plant and equipment, is expensed as incurred. The cost of spare parts held as essential for the continuity of operations and which are designated as strategic spares are depreciated on a straight-line basis over the estimated remaining operating life of the plant and equipment to which they relate.

Depreciation is calculated on a straight-line basis over the estimated useful lives of the assets as follows:

Buildings                                      30 to 40 years
Plant and equipment (including plant spares)    3 to 40 years

LONG-LIVED ASSETS

Long-lived assets are reviewed for impairment in accordance with Statement of Financial Accounting Standards ("SFAS") No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets (SFAS 144) when events or changes in circumstances indicate that the related carrying amount may not be recoverable. Impairment is assessed by comparing an asset's net undiscounted cash flows expected to be generated over its remaining useful life to the asset's net carrying value. If impairment is indicated, the carrying amount of the asset is reduced to its estimated fair value.

INTANGIBLE ASSETS

Intangible assets, which represent acquisition of connection rights, are capitalised at cost. The carrying values of intangible assets are reviewed for impairment when events or changes in circumstances indicate that the carrying value may not be recoverable.

The connection rights cost is amortised on a straight line basis over a 38 year period, being the expected period of benefit, commencing 1 January 2002.

INVENTORIES

Inventories are valued at the lower of cost, determined on the basis of weighted average costs and net realisable value. Costs are those expenses incurred in bringing each item to its present location and condition.

ACCOUNTS RECEIVABLE

Accounts receivable are stated at original invoice amount less a provision for any uncollectible amounts. An estimate for doubtful accounts is made when collection of the full amount is no longer probable. Bad debts are written off when there is no possibility of recovery.

ACCOUNTS PAYABLE AND ACCRUALS

Liabilities are recognised for amounts to be paid in the future for goods or services received, whether billed by the supplier or not.

CASH AND CASH EQUIVALENTS

All highly liquid investments with an original maturity of three months or less are considered cash equivalents.

LONG-TERM DEBT AND ISLAMIC IJARA DEBT

The long-term debt and Islamic Ijara debt are carried on the balance sheet at their principal amounts. Instalments due within one year are shown as a current liability. Interest on the long-term debt and the profit charge (finance cost) on the Islamic Ijara debt are charged as an expense as they accrue, with unpaid amounts included in "accruals".

Emirates CMS Power Company PJSC

NOTES TO THE FINANCIAL STATEMENTS
Years ended 31 December 2005, 2004 and 2003

3    SIGNIFICANT ACCOUNTING POLICIES continued

TRANSLATION OF FOREIGN CURRENCIES AND FOREIGN EXCHANGE TRANSACTIONS

Transactions in foreign currencies are recorded at the rate ruling at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are retranslated at the rate of exchange ruling at the balance sheet date. All differences are taken to the income statement.

DERIVATIVES

The Company obtained long-term US Dollar (USD) debt to fund the development and construction of the plant. Interest payments associated with the debt are based on LIBOR plus a spread. The Company uses derivative financial instruments to manage the interest rate exposures associated with the debt. The Company's objective is to offset gains and losses resulting from these exposures with losses and gains on the derivative financial instruments thereby reducing volatility in earnings and cash flows. In addition, the Company uses forward foreign exchange contracts to hedge its risk associated with foreign currency fluctuations relating to scheduled maintenance cost payments to an overseas supplier.

The Company does not utilise derivative financial instruments with a level of complexity or with a risk greater than the exposures to be managed nor does it enter into or hold derivatives for trading purposes. The use of the derivative financial instruments associated with the interest rate risk is mandated by the debt agreements. All derivatives entered into by the Company are subject to internal policies that provide guidelines for control, counterparty risk and ongoing monitoring and reporting of such activities.

The fair value of all derivatives is reported on the balance sheet based on prevailing market rates. Derivatives with positive market values (unrealised gains) are included in other current assets and derivatives with negative market values (unrealised losses) are included in other current liabilities in the balance sheet.

Changes in fair value of derivatives qualifying as cash flow hedges are recorded in accumulated other comprehensive income and recognised in the income statement in the corresponding period to which the cash flows associated with the underlying hedged item transpire. Changes in fair values of contracts excluded from the assessment of hedge effectiveness and those contracts that have not been formally designated as hedges are recorded as a separate line in the income statement in the period they arise.

The Company adopted SFAS 133 "Accounting for Derivative Instruments and Hedging Activities", on 1 January 2001 and recorded a transition gain of AED 30.7 million to accumulated other comprehensive income to recognise an asset for the fair value of all derivatives accounted for as cash flow hedges prior to the adoption of SFAS 133. This amount is being reclassified to the income statement over the period during which the hedged forecast transaction affects the income statement.

ASSET RETIREMENT OBLIGATIONS (ARO)

SFAS No. 143, Accounting for Asset Retirement Obligations became effective in January 2003. It requires companies to record the fair value of the cost to remove assets at the end of their useful life, if there is a legal obligation to do so. The Company has legal obligations to remove assets at the end of their useful lives and restore the land.

The fair value of ARO liabilities has been calculated using an expected present value technique. This technique reflects assumptions, such as costs, inflation and profit margin that third parties would consider to assume the settlement of the obligation. Fair value, to the extent possible, should include a market risk premium for unforeseeable circumstances. No market risk premium was included in the ARO fair value estimate since a reasonable estimate could not be made. If a five percent market risk premium were assumed, the ARO liability would be AED
18.4 million.

Emirates CMS Power Company PJSC

NOTES TO THE FINANCIAL STATEMENTS
Years ended 31 December 2005, 2004 and 2003

3    SIGNIFICANT ACCOUNTING POLICIES continued

ASSET RETIREMENT OBLIGATIONS ("ARO") continued

In 2003, the Company recorded an ARO liability for the restoration of land and an AED 1.2 million, cumulative effect of change in accounting for accretion and depreciation expense for ARO liabilities incurred prior to 2003.

The following table presents the reconciliation of the beginning and ending carrying value of the ARO:

                                   2005       2004
                                 AED '000   AED '000
                                 --------   --------
ARO liability - At 1 January      16,512     15,403
Accretion expense                    991      1,109
                                  ------     ------
ARO liability - At 31 December    17,503     16,512
                                  ======     ======

ACCUMULATED OTHER COMPREHENSIVE INCOME

SFAS No. 130, "Reporting Comprehensive Income" establishes rules for the reporting of comprehensive income and its components. Comprehensive income is defined as all changes in equity from non-owner sources. For the Company, comprehensive income (loss) consists of net income (loss) and reclassification to earnings of derivative instruments designated and qualifying as cash flow hedges. The Company reports comprehensive income (loss) in the statements of stockholders' equity.

FINANCIAL INSTRUMENTS

Financial instruments include bank balances and cash and certain other assets and liabilities and derivative instruments.

Fair values of financial instruments are based on estimated fair values using methods such as net present values of future cash flows or by reference to the market value of similar instruments.

4    PREPAYMENTS AND OTHER CURRENT ASSETS

                                                 2005       2004
                                               AED '000   AED '000
                                               --------   --------
Positive fair value of derivatives (note 19)        --     10,326
Other receivables                                   --      4,551
Prepaid finance cost (note 13)                   2,575      2,575
Prepaid expenses                                 9,904      8,523
                                                ------     ------
                                                12,479     25,975
                                                ======     ======

5    AMOUNTS DUE FROM RELATED PARTIES

                                              2005       2004
                                            AED '000   AED '000
                                            --------   --------
Abu Dhabi Water and Electricity Company      65,593     65,719
Shuweihat CMS International Power Company         5         --
Al Taweelah Shared Facilities Company           246         --
                                             ------     ------
                                             65,844     65,719
                                             ======     ======

Emirates CMS Power Company PJSC

NOTES TO THE FINANCIAL STATEMENTS
Years ended 31 December 2005, 2004 and 2003

6    ADVANCE TO AL TAWEELAH SHARED FACILITIES COMPANY LLC ("TSFC")

This represents an advance made to TSFC by the Company in proportion to its 18% (2004: 18%) shareholding in TSFC against future use of their facilities. Amount receivable within one year has been included under current assets.

7    INVENTORIES

                                2005       2004
                              AED '000   AED '000
                              --------   --------
Fuel                            26,959     24,470
Spare parts and consumables    139,467    138,177
                               -------    -------
                               166,426    162,647
                               =======    =======

8    PROPERTY, PLANT AND EQUIPMENT, NET

The components of property, plant and equipment are as follows:

                                    2005        2004
                                  AED '000    AED '000
                                 ---------   ---------
Buildings                          205,114     205,114
Plant and equipment              2,194,513   2,194,055
Plant spares                         6,202       6,266
                                 ---------   ---------
                                 2,405,829   2,405,435
Less: accumulated depreciation    (292,259)   (228,795)
                                 ---------   ---------
                                 2,113,570   2,176,640
                                 =========   =========

The activities of the Company are carried out from premises and equipment constructed on land leased from ADWEA. The initial term of the lease is 25 years and a nominal rental is payable by the Company. Leasehold land is carried in the books at nil value.

At 31 December 2005 the net book value of property, plant and equipment financed by an Islamic Ijara debt under financing arrangements amounted to AED 896 million (2004: AED 921 million).

9    INVESTMENT

                        2005       2004
                      AED '000   AED '000
                      --------   --------
UNQUOTED INVESTMENT
Cost at 31 December      178        178
                         ===        ===

The investment represents the 18% (2003: 18%) equity interest acquired by the Company in Al Taweelah Shared Facilities Company LLC. TSFC is a closely held private company which maintains shared utility facilities for the supply and discharge of sea water and provides other related services to the Company and other operators at the Taweelah complex.

The fair value of the investment is not materially different from its carrying amount.

Emirates CMS Power Company PJSC

NOTES TO THE FINANCIAL STATEMENTS
Years ended 31 December 2005, 2004 and 2003

10   INTANGIBLE ASSET

                                                 2005       2004
                                               AED '000   AED '000
                                               --------   --------
Cost:
   At 1 January and at 31 December              112,623    112,623
                                                -------    -------
Amortisation:
   At 1 January                                   8,866      5,903
   Charge for the year                            2,963      2,963
                                                -------    -------
   At 31 December                                11,829      8,866
                                                -------    -------
   Net book amount                              100,794    103,757
                                                =======    =======

The intangible asset arose from the transfer during the year ended 31 December 2002 of plant and equipment to a related party in accordance with an agreement dated August 2000 and represents the acquisition cost of the Company's right of connection to the transmission system at the connection site for a period of 38 years. Accordingly, the connection rights cost is being amortised on a straight-line basis over the 38 year period, being the expected period of benefit, commencing 1 January 2002.

11   AMOUNTS DUE TO RELATED PARTIES

                                          2005       2004
                                        AED '000   AED '000
                                        --------   --------
Al Taweelah Shared Facilities Company        --        207
Taweelah A2 Operating Company             2,300      2,083
CMS Resource Development Company             73        551
                                          -----      -----
                                          2,373      2,841
                                          =====      =====

12   ACCRUALS AND OTHER LIABILITIES

                                                 2005       2004
                                               AED '000   AED '000
                                               --------   --------
Accrual for spare parts                          13,804     26,348
Negative fair value of derivatives (note 19)    156,593    230,566
Other payables                                    7,609      7,850
                                                -------    -------
                                                178,006    264,764
                                                =======    =======

Emirates CMS Power Company PJSC

NOTES TO THE FINANCIAL STATEMENTS
Years ended 31 December 2005, 2004 and 2003

13   LONG-TERM DEBT

During 1999, the Company obtained loan facilities ("the old facilities") from a syndicate of banks led by Barclays Capital Bank amounting to USD 596,000,000 (AED 2,188,810,000), out of which USD 556,000,000 (AED 2,041,910,000) was fully drawn by 31 December 2001 to finance the construction of the Plant. The loan carried interest at a variable rate of LIBOR plus a premium of between 0.8% and 1.5% per annum for the original remainder period of the term loan. The loan also carried a commitment fee of 0.35% per annum of the undrawn amount.

On 15 March 2004, the Company obtained a USD 388 million (AED 1,425 million) conventional loan facility and US $150 million (AED 551 million) Islamic Ijara financing facility (note 14) ("the new facilities") from a syndicate of international and UAE based banks to refinance the old facilities and repay up to US $35 million (AED 129 million) of the loan from shareholders (note 15). Both loans were fully drawn during the year ended December 31, 2004.

The conventional loan carries interest at a variable rate of LIBOR plus a premium of between 0.95% and 1.3% per annum for the remainder period of the conventional loan.

The conventional loan is repayable in half yearly instalments until June 2020 in accordance with an agreed upon instalment schedule. The conventional loan is secured by a number of security documents including a commercial mortgage over all tangible and intangible assets of the Company, a pledge of the shares in the Company by both shareholders and a pledge of the equity interest in TSFC. The conventional loan is also subject to various covenants as stipulated in the loan facility agreement. The arrangement fees incurred in connection with the debt refinancing arrangements are recognised in the income statement over the repayment period of the new facilities. The non-current portion of AED 34.7 million has been included under non-current assets and the current portion of AED 2.6 million has been included within prepayments and other current assets (note 4).

Under the terms of its loan facility agreement, the Company is required to enter into interest rate swap agreements to hedge its interest cost exposure against fluctuations in interest rates (note 19).

The portion of the conventional loan due in less than one year of the balance sheet date amounting to AED 59,989,000 (2004: AED 60,289,000) is included under current liabilities.

Amounts repayable over the next five years are as follows:

       AED '000
       --------
2006    59,989
2007    63,253
2008    68,696
2009    74,581
2010    75,977

Emirates CMS Power Company PJSC

NOTES TO THE FINANCIAL STATEMENTS
Years ended 31 December 2005, 2004 and 2003

14   ISLAMIC IJARA DEBT

The Islamic Ijara debt is secured by an assignment of identified parts of the plant and equipment purchased under the Islamic financing arrangement, and is repayable in 33 semi annual instalments commencing from 30 June 2004. A fluctuating profit charge is paid under the Islamic financing agreement, which is based on LIBOR plus a margin (see also note 13).

The portion of the Islamic Ijara debt due in less than one year of the balance sheet date amounting to AED 23,192,000 (2004: AED 23,308,000) is included under current liabilities.

Amounts repayable over the next five years are as follows:

       AED '000
       --------
2006    23,192
2007    24,453
2008    26,558
2009    28,833
2010    29,373

15   LOANS FROM SHAREHOLDERS

                                    2005       2004
                                  AED '000   AED '000
                                  --------   --------
Emirates Power Company PJSC        29,655     118,980
CMS Generation Taweelah Limited    19,770      79,320
                                   ------     -------
                                   49,425     198,300
                                   ======     =======
Non-current liabilities                --      49,425
Current liabilities                49,425     148,875
                                   ------     -------
                                   49,425     198,300
                                   ======     =======

The above loans are free of interest and are unsecured. Though the terms of repayment have not been specified for these loans, they are subject to terms of repayment as resolved by the Board of Directors.

The Board of Directors anticipates that the Company will make a shareholder loan repayment of approximately AED 49 million in 2006 (2004: was anticipated at AED 149 million). Accordingly, this amount has been included under current liabilities.

Emirates CMS Power Company PJSC

NOTES TO THE FINANCIAL STATEMENTS
Years ended 31 December 2005, 2004 and 2003

16   SHARE CAPITAL AND STOCKHOLDERS' EQUITY

                                     Authorised, issued and
                                           fully paid
                                 ------------------------------
                                   2005       2004       2003
                                 AED '000   AED '000   AED '000
                                 --------   --------   --------
Ordinary Shares of AED 10 each    413,240    413,240    413,240
                                  =======    =======    =======

The Company maintains its statutory accounting records in accordance with International Financial Reporting Standards ("IFRS"). U.A.E. Commercial Companies Law of 1984 (as amended) and the Company's Articles of Association require 10% of the profit for the year, based on net income derived from the statutory financial statements prepared in accordance with IFRS, to be transferred to a statutory reserve. The reserve is not available for distribution. Included in retained earnings is an amount of AED 49,065,000 (2004: AED 36,187,000) in respect of the required statutory reserve, which is not available for distribution.

The Board of Directors recommendation for the distribution of dividends and the ratification and approval of the shareholders of the dividends are based on the statutory financial statements.

17   RELATED PARTY TRANSACTIONS

These represent transactions with related parties, ie. other subsidiaries of Abu Dhabi Power Corporation and ADWEA and other subsidiaries of CMS Energy Corporation, shareholders and senior management of the Company, and companies of which they are principal owners. Pricing policies and terms of these transactions are approved by the Company's senior management.

Significant transactions with related parties included in the income statement are as follows:

                                                                              2005       2004       2003
                                                                            AED '000   AED '000   AED '000
                                                                            --------   --------   --------
Revenue from available capacity and supply of water and
   electricity to ADWEC                                                      383,615    366,023    363,564
TSFC service charge                                                            2,310      2,517      1,586
Other charges from TSFC                                                        1,747      1,747      1,668
Charges by Taweelah A2 Operating Company analysed as follows:
   Management fee (note 21)                                                    4,459      4,278      4,261
   Manpower support services                                                  12,821     13,238     10,852
   Reimbursement of other third party costs paid on behalf of the Company        836        688        614
Charges by CMS Generation analysed as follows:
   Key management personnel                                                    2,691      2,691      1,979
   Other charges                                                                  --      1,079         --
   Reimbursement of other third party costs paid on behalf of the Company         61      1,211         --

Amounts due from and to related parties are disclosed in notes 5, 6, 11 and 15 to the financial statements.

Emirates CMS Power Company PJSC

NOTES TO THE FINANCIAL STATEMENTS
Years ended 31 December 2005, 2004 and 2003

18   FAIR VALUE OF FINANCIAL INSTRUMENTS

The fair value of the Company's financial instruments approximates their carrying amounts.

19   DERIVATIVES

In order to reduce its exposure to interest rate fluctuations on the term loan and Islamic Ijara debt, the Company has entered into an interest rate arrangement with a counter-party bank for a notional amount that matches the outstanding long term debt and Islamic Ijara debt. The notional amount outstanding at 31 December 2005 was AED 1,835 million (2004: AED 1,919 million). In addition, the Company uses forward foreign exchange contracts to hedge its risk associated with foreign currency fluctuations relating to scheduled maintenance cost payments to an overseas supplier. There was no outstanding forward foreign exchange commitment at the year end (2004: AED 21 million).

The derivative instruments had a negative fair value of AED 157 million (2004: negative fair value of AED 231 million) which is included within other current liabilities (note 12) and a positive fair value of nil (2004: positive fair value of AED 10 million) which is included within other current assets (note 4). As a result of the debt refinancing arrangements concluded by the Company in March 2004 as explained in note 13, the derivatives existing prior to the refinancing date have been novated and new interest rate swap contracts have been entered into as part of the debt refinancing arrangements. The new interest rate swap contracts do not qualify for hedge accounting and, accordingly, changes in fair value are recorded in the income statement.

20   RISK MANAGEMENT

INTEREST RATE RISK

The Company is exposed to interest rate risk on its interest bearing liabilities (term loan and Islamic Ijara loan). Whilst the current level of financing cost rates are low, management has sought to limit the exposure of the Company to any adverse future movements in interest rates by entering into interest rate arrangements (derivative instruments see note 19). Management is therefore of the opinion that the Company's exposure to interest rate risk is limited.

CONCENTRATION OF CREDIT RISK

The Company sells its products to one related party.

LIQUIDITY RISK

The Company limits its liquidity risk by monitoring its current financial position in conjunction with its cash flow forecasts on a regular basis to ensure funds are available to meet its commitments for liabilities as they fall due. The Company's terms of sale require amounts to be paid within 30 days of the date of sale. Trade payables are normally settled within 30 days of the date of purchase.

CURRENCY RISK

The Company uses forward currency contracts to eliminate currency exposures on its fixed Euro plant maintenance payments. The majority of other transactions are in UAE Dirhams. As the UAE Dirham is pegged to the US Dollar, balances in US Dollars are not considered to represent significant currency risk. Management is therefore of the opinion that the Company's exposure to currency risk is limited.

Emirates CMS Power Company PJSC

NOTES TO THE FINANCIAL STATEMENTS
Years ended 31 December 2005, 2004 and 2003

21   ADMINISTRATIVE AND OTHER OPERATING EXPENSES

                    2005       2004       2003
                  AED '000   AED '000   AED '000
                  --------   --------   --------
Management fees     4,459      4,278      4,261
Other               3,814      4,418      3,826
                    -----      -----      -----
                    8,273      8,696      8,087
                    =====      =====      =====

22   INCOME TAX

The Company is not subject to income or other similar taxes in the United Arab Emirates and, accordingly, no income tax has been reflected in these financial statements.